Index supplement to underlying supplement no. 23-I dated August 28, 2023 and the prospectus and prospectus supplement, each dated April 13, 2023	Registration Statement Nos. 333-270004 and 333-270004-01 Dated October 2, 2023 Rule 424(b)(3)

2023

J.P. Morgan Multi-Asset Index

Investing in the notes involves a number of risks. See “Selected risks associated with the Index” beginning on page 8 of this document, “Risk Factors” in the relevant product supplement and underlying supplement and “Selected Risk Considerations” in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

IMPORTANT INFORMATION

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. All information herein is subject to change without notice, however, J.P. Morgan undertakes no duty to update this information. In the event of any inconsistency between the information presented herein and any offering document, the offering document shall govern.

USE OF HYPOTHETICAL BACKTESTED RETURNS

Any backtested historical performance and weighting information included herein is hypothetical. The constituent may not have traded in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance. There are frequently significant differences between hypothetical backtested performance and actual subsequent performance.

The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment in notes referencing the Index. J.P. Morgan provides no assurance or guarantee that notes linked to the Index will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document. HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS.

USE OF ALTERNATIVE PERFORMANCE

The information provided herein uses “backtesting” and considers other hypothetical circumstances to estimate how the Index may have performed and how Basket Constituents may have been allocated prior to the actual existence of the Index. Prior to the availability of the WM/Reuters Closing Spot Rates, alternative prices were used for FX rates. For the U.S.

Equity Constituents, prior to the existence of the current relevant equity index futures contract series, alternative relevant equity index futures contract series with the same equity reference index were used.

Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

The WM/Reuters Closing Spot Rates provided by Thomson Reuters (“TR”). TR shall not be liable for any errors in or delays in providing or making available the data contained within this service or for any actions taken in reliance on the same, except to the extent that the same is directly caused by its or its employees’ negligence.

Copyright © 2023 JPMorgan Chase & Co. All rights reserved. For additional regulatory disclosures, please consult: www.jpmorgan.com/disclosures. Information contained on this website is not incorporated by reference in, and should not be considered part of, this document.

Introduction

The J.P. Morgan Multi-Asset Index (the “Index”) provides a diversified asset allocation based on established investment principles:

■	Diversification: Mitigating risk by spreading exposure across 10 futures trackers, collectively representing broad-based exposure to different asset classes
■	Maintaining a stable level of risk “through the cycle”
■	Allocating assets based on the stage of the market cycle: Allows for tactical short positions to take advantage of market conditions where individual assets or sectors underperform

Index performance is subject to a daily deduction of 1% per annum.

Diversification

Diversified investment portfolios are built on the principle that investors shouldn’t “put all their eggs in one basket.”

A diversified portfolio’s return is the weighted average of its constituents’ returns, but its volatility is less than the weighted average of its constituents’ volatilities, since different assets don’t always move in the same direction—in this sense, a diversified portfolio can be said to deliver average returns with below-average volatility.

BASKET CONSTITUENTS, INDIVIDUAL CONSTITUENT AND SECTOR CAPS

Asset class	Constituent	Floor	Cap
EQUITIES		10%	50%
U.S.	E-mini S&P 500 Futures	-10%	40%
U.S.	E-mini Russell 200 Futures	-10%	40%
Germany	DAX Futures	-10%	40%
Japan	TOPIX Futures	-10%	40%
FIXED INCOME		10%	50%
U.S.	Long-term U.S. Treasury Note Futures (6½ to 10-Year)	-10%	40%
U.S.	Medium-Term U.S. Treasury Note Futures (5-Year)	-10%	40%
Germany	Euro-Bund Futures	-10%	40%
Japan	10-Year Japanese Government Bond Futures	-10%	40%
ALTERNATIVES		-30%	50%
Oil	Brent Oil Futures	-20%	20%
Precious Metals	Gold Futures	-20%	20%

THERE IS AN ADDITONAL CONSTRAINT THAT ALL WEIGHTS MUST SUM TO 100%

Maintaining a stable level of risk “through the cycle”

One measure of risk used by many investors is volatility, or a measure of the amount by which the value of an asset class or portfolio changes each day.

Unlike other asset allocation approaches, which aim to maintain stable proportions of different assets throughout the cycle, the Index attempts to maintain a stable level of volatility over time.

The Index, as compared to an approach that maintains consistent weights through the market cycle, is designed to take on more volatility risk in calm markets and deliver lower volatility in choppy ones.

Source: J.P. Morgan. Historical volatility measures for the Index represent volatility calculated with hypothetical back-tested performance from February 22, 1994 through November 17, 2022, and the actual historical performance of the Index thereafter. The “Domestic 30/70 Portfolio (ER)” is a notional portfolio providing a monthly-rebalancing 30%/70% weighted exposure to the S&P 500 Total Return Index and the Bloomberg Barclays U.S. Aggregate Bond Total Return Index. The “Global 30/70 Portfolio (ER)” is a notional portfolio providing a monthly-rebalancing 30%/70% weighted exposure to the MSCI ACWI Net Total Return Index and the Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD (a global investment-grade bond index). Each notional portfolio is calculated on an excess return basis, i.e., net of a notional financing cost deduction equal to the return of the JPMorgan Cash Index USD 3 Month (the “Cash Index”), which tracks the return of a notional 3-month U.S. dollar time deposit. Weights within these notional portfolios are intended to approximate the average weights within the Index, but will not correspond to historical or future weights within the Index. The notional portfolios track assets that differ from those tracked by the Index and are not rebalanced on the same schedule as the Index. All performance data for the Domestic 30/70 Portfolio (ER) and the Global 30/70 Portfolio (ER) is hypothetical and there is no guarantee that the Index will outperform either one, or any other benchmark or index in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see “Use of hypothetical backtested returns” and “Use of alternative performance” at the front of this document for further information related to backtesting and the use of alternative performance including a discussion of certain additional limitations of backtesting and simulated returns. Shown for illustrative purposes only.

Allocating assets based on the stage of the market cycle

A diversified approach maintains exposure to a variety of asset classes to attempt to generate returns in a wide range of market environments.

As shown below, the types of assets that outperform change year over year. The Index rebalances tactically based on recent observations of constituent returns and volatility.

By also allowing for the initiation of a tactical short position, the Index is able to take advantage of markets characterized by underperformance across a range of assets, as seen in 2018.

Hypothetical backtested and historical excess returns for J.P. Morgan Multi-Asset Index and its constituents (2012 – 2022)

2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Ann.
DAX 28.58%	TOPIX 52.86%	Bunds 15.32%	TOPIX 11.36%	Brent 26.83%	TOPIX 22.21%	Bunds 3.96%	S&P 500 28.32%	Gold 22.31%	Brent 61.27%	Brent 29.26%	S&P 500 10.67%
TOPIX 21.17%	Russell 39.18%	S&P 500 13.17%	DAX 9.13%	Russell 21.61%	S&P 500 19.89%	JGB 1.41%	DAX 25.54%	Russell 19.45%	S&P 500 28.03%	Gold -1.99%	TOPIX 9.05%
Russell 16.82%	S&P 500 31.53%	Index 12.07%	Bunds 1.94%	S&P 500 11.46%	Russell 13.16%	Index 1.01%	Russell 22.72%	S&P 500 17.56%	DAX 15.69%	JGB -2.66%	Russell 8.18%
S&P 500 15.41%	DAX 25.48%	TOPIX 9.56%	Index 1.89%	Gold 7.81%	DAX 12.52%	US5YT -0.54%	Brent 22.67%	UST10Y 8.23%	Russell 14.32%	TOPIX -5.05%	DAX 8.11%
Bunds 6.74%	Index 7.15%	US10YT 6.07%	JGB 1.38%	Bunds 7.07%	Gold 12.04%	US10YT -0.69%	TOPIX 18.60%	TOPIX 7.73%	TOPIX 12.57%	Index -8.29%	Index 3.32%
Brent 6.47%	Brent 7.06%	Russell 5.10%	US5YT 1.30%	DAX 6.29%	Brent 10.34%	Gold -4.55%	Gold 15.73%	US5YT 5.74%	Index 0.13%	US5YT -10.55%	Bunds 1.62%
Gold 6.07%	JGB 1.25%	JGB 4.06%	US10YT 1.22%	JGB 1.28%	Index 6.08%	S&P 500 -6.96%	Index 7.99%	DAX 4.37%	JGB 0.09%	DAX -12.35%	JGB 0.82%
Index 3.51%	Bunds -1.89%	US5YT 2.57%	S&P 500 0.85%	Index 0.82%	Bunds 1.16%	Russell -13.12%	Bunds 4.85%	Bunds 4.33%	Bunds -2.20%	US10YT -13.91%	Gold 0.12%
US10YT 3.44%	US5YT -1.93%	DAX 2.02%	Russell -4.02%	TOPIX 0.40%	US10YT 0.89%	Brent -13.95%	US10YT 4.13%	Index 3.67%	US5YT -2.55%	S&P 500 -19.44%	US10YT 0.07%
JGB 1.76%	US10YT -3.95%	Gold -1.77%	Gold -10.84%	US10YT 0.31%	JGB 0.86%	TOPIX -15.82%	US5YT 2.46%	JGB -0.17%	US10YT -3.10%	Bunds -19.50%	US5YT -0.24%
US5YT 1.69%	Gold -28.71%	Brent -43.88%	Brent -43.67%	US5YT 0.26%	US5YT -0.14%	DAX -17.98%	JGB -0.21%	Brent -26.87%	Gold -4.30%	Russell -21.56%	Brent -1.88%

Note: Past performance is no guarantee of future performance. The Index performance is based on the hypothetical back-tested performance from February 22, 1994 through November 17, 2022, and the actual historical performance of the Index thereafter. The constituent performances do not consider the relative weightings within the Index.

The cyclicality of the market

Both historical and statistical evidence indicate that assets move in multi-year cycles. Depending on the asset class, these cycles can range from 5-30 years. This is one possible explanation for the academic research showing that, historically, asset classes exhibiting strong recent returns have been more likely to continue to outperform.

HISTORICAL MARKET CYCLES OF THE S&P 500® INDEX (DEC 1929 – DEC 2022)

Source: J.P. Morgan. Graph shows historical levels of the S&P 500® Index from December 1929 to December 2022. Changes in shading occur at market peaks, representing one method of identifying the start and end of market cycles.

J.P. Morgan Multi-Asset Index	Inception: Nov 18, 2022

HYPOTHETICAL AND HISTORICAL PERFORMANCE (DEC 1998 – SEP 2023)

J.P. Morgan Multi-Asset Index
Domestic 30/70 Portfolio (ER)
Global 30/70 Portfolio (ER)
260.00
240.00
220.00
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Return since Dec 1994	Volatility since Dec 1994	Sharpe Ratio
J.P. Morgan Multi-Asset Index	3.75%	-1.97%	0.55%	2.84%	3.53%	4.40%	0.80
Domestic 30/70 Portfolio (ER) (30% S&P 500, 70% Bloomberg Barclays US Agg)	2.34%	-1.85%	1.55%	3.04%	3.18%	5.96%	0.53
Global 30/70 Portfolio (ER) (30% MSCI ACWI, 70% Bloomberg Barclays Global Agg)	3.79%	-4.05%	-0.71%	0.66%	N/A	N/A	N/A

Note: Past performance is no guarantee of future performance. The Index performance is based on the hypothetical back-tested performance from February 22, 1994 through November 17, 2022, and the actual historical performance of the Index thereafter. The Domestic 30/70 Portfolio (ER) represents a monthly-rebalancing exposure to 30% S&P 500 and 70% Bloomberg Barclays U.S. Aggregate Bond Index. The Global 30/70 Portfolio (ER) represents a monthly-rebalancing exposure to 30% MSCI ACWI and 70% Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD. Each portfolio is calculated on an excess-return basis, i.e, net of a notional financing cost deduction equal to the return of the J.P. Morgan Cash Index USD 3 Month, which tracks the return of a notional 3-month U.S. dollar time deposit. All the returns mentioned are annualized. Weights within these notional portfolios are intended to approximate the average weights within the Index, but will not correspond to historical or future weights within the Index. The notional portfolios track assets that differ from those tracked by the Index and are not rebalanced on the same schedule as the Index. All performance data for the Domestic 30/70 Portfolio (ER) and the Global 30/70 Portfolio (ER) is hypothetical and there is no guarantee that the Index will outperform either one, or any other benchmark or index in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see “Use of hypothetical backtested returns” and “Use of alternative performance” at the front of this document for further information related to backtesting and the use of alternative performance including a discussion of certain additional limitations of backtesting and simulated returns. Shown for illustrative purposes only.

SELECTED RISKS ASSOCIATED WITH THE INDEX

■	Our affiliate, J.P. Morgan Securities LLC (“JPMS LLC”), is the Index Calculation Agent and may adjust the Index in a way that affects its level—Policies and judgments for which JPMS LLC is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS LLC is under no obligation to consider your interests as an investor in an instrument linked to the Index.
■	The Index is subject to a 1.00% per annum daily deduction—This deduction will be deducted daily. As a result, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such deduction is made.
■	There are risks associated with the Index’s momentum-based investment strategy—If market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline.
■	The Index may not approximate its initial volatility threshold.
■	The Index is subject to risks associated with notional short positions.
■	The investment strategy used to construct the Index involves regular rebalancing and weighting constraints that are applied to the Constituents—The return of an investment linked to the Index may be less than the return you could realize on an alternative investment in the Constituents that is not subject to rebalancing or weighting constraints.
■	Each Constituent is subject to significant risks associated with the underlying futures contracts.
■	Changes in the values of the Constituents may offset each other.
■	Each Constituent composing the Index may be replaced by a substitute index upon the occurrence of certain extraordinary events —Changing a Constituent may affect the performance of the Index, and therefore, the return on an investment, as the substitute index may perform significantly better or worse than the original Constituent.
■	CDs linked to the Index are subject to the credit risk of JPMorgan Chase Bank.
■	Other key risks:
■	The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.
■	The Index, which was established on November 18, 2022, has a limited operating history and may perform in unanticipated ways.
■	The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
■	There is no assurance that the strategy employed by the Index will be successful.
■	The commodity futures contracts underlying the Commodity Constituents are subject to uncertain legal and regulatory regimes.
■	The Index is subject to risks associated with non-U.S. securities markets (including currency exchange risk), fixed income securities (including interest-rate related risks), small capitalization stocks and risks associated with investments in futures contracts.
■	The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Index constituents.

The risks identified above are not exhaustive. You should also carefully review the related “Risk Factors” section in the prospectus supplement and the relevant product supplement and underlying supplement and the “Selected Risk Considerations” in the relevant pricing supplement.